SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

New CEO Appointment

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Government of the State of Paraná indicated the engineer Jonel Nazareno Iurk to assume the position of Copel’s Chief Executive Officer, replacing the engineer Sergio Sergio de Souza Guetter, who will again be the CEO of Copel Distribuição, a position he held until March 2017.

Civil engineer, Mr. Jonel Nazareno Iurk was an environmental sanitation coordinator in the Coordination of the Curitiba Metropolitan Region – Comec, an operational development engineer and coordinator of rural sanitation and environmental studies at Companhia de Saneamento do Paraná – Sanepar, and Head of the Brazilian Institute of the Environment and Renewable Natural Resources – Ibama in Paraná. He was also a Technical Officer at ECOBR Engenharia e Consultoria Ambiental, the Paraná State Secretary of Environment and Water Resources and recently held the position of CEO of Companhia Paranaense de Gás, Compagas. In Copel, Mr. Iurk was Chief Business Development Officer from 2013 to 2017 and Officer of Environment and Corporate Citizenship in 2013.

The appointment of Jonel Nazareno Iurk will be deliberated at an ordinary meeting of the Board of Directors of the Company.

Curitiba, April 9, 2018.

Harry Françóia Junior

Chief Business Development Officer acting as Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.